As filed with the Securities and Exchange Commission on April 5, 2017.
Registration No. 333-216878

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 2 to

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

STEWARDSHIP FINANCIAL CORPORATION
(Exact name of Registrant as specified in its charter)
New Jersey (State or Other Jurisdiction of Incorporation or Organization)	6022 (Primary Standard Industrial Classification Code Number)	22-3351447 (I.R.S. Employer Identification Number)

Stewardship Financial Corporation
630 Godwin Avenue
Midland Park, New Jersey 07432
Telephone: (201) 444-7100
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Paul Van Ostenbridge
President and Chief Executive Officer
Claire M. Chadwick
Executive Vice President and Chief Financial Officer
Stewardship Financial Corporation
630 Godwin Avenue
Midland Park, New Jersey 07432
Telephone: (201) 444-7100
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Michele F. Vaillant, Esq. Howard M. Berkower, Esq. McCarter & English, LLP Four Gateway Center, 100 Mulberry Street Newark, NJ 07102 Phone: (973) 622-4444 Fax: (973) 624-7070	Kevin M. Houlihan, Esq. Mark. R. Goldschmidt, Esq. Holland & Knight LLP 800 17th Street N.W., Suite 1100 Washington, D.C. 20006 Phone: (202) 955-3000 Fax: (202) 955- 5564

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [ ] (Do not check if a smaller reporting company)	Smaller reporting company [X]

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, no par value	$17,250,000(1)	$1,999.28(1) (2)

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Estimate includes the offering price of shares subject to the underwriter’s option to purchase additional shares.

(2)	Previously paid.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may change. The securities may not be sold until the Registration Statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to Completion, dated April 4, 2017
PRELIMINARY PROSPECTUS

1,800,000 Shares of Common Stock

We are offering 1,800,000 shares of our common stock. Our common stock is currently listed on the Nasdaq Capital Market under the symbol “SSFN”. On April 4, 2017, the last reported sale price of our common stock on the Nasdaq Capital Market was $8.25 per share.
Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 5 to read about factors you should carefully consider before making an investment decision to purchase our common stock.

	Per Share	Total Before Purchase Option(1)	Total if Purchase Option is Exercised(1)
Offering price	$	$	$
Underwriting discount (2)	$	$	$
Proceeds to us, before expenses	$	$	$

(1)	We have granted the underwriter a 30-day option to purchase up to 270,000 additional shares of our common stock.
(2) See "Underwriting" beginning on page 13 for disclosure regarding the underwriting discounts and expenses payable to the underwriter by us.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The shares of our common stock that you purchase in this offering will not be savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
The underwriter expects to deliver the shares of our common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about , 2017, subject to customary closing conditions.

The date of this prospectus is         , 2017.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
THE OFFERING	2
SUMMARY OF SELECTED FINANCIAL DATA	3
RISK FACTORS	5
USE OF PROCEEDS	8
CAPITALIZATION	9
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY	10
DESCRIPTION OF CAPITAL STOCK	11
UNDERWRITING	13
LEGAL MATTERS	16
EXPERTS	16
WHERE YOU CAN FIND MORE INFORMATION	16
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	16

You should rely only on the information contained in, or incorporated by reference into, this prospectus and any “free writing prospectus” we authorize to be delivered to you. We have not, and the underwriter has not, authorized anyone to provide you with additional information or information different from that contained in or incorporated by reference into this prospectus and any “free writing prospectus.” If anyone provides you with different or inconsistent information, you should not rely on it. To the extent information in this prospectus and any “free writing prospectus” is inconsistent with any of the documents incorporated by reference into this prospectus and any “free writing prospectus,” you should rely on this prospectus and any “free writing prospectus.”

You should assume that the information contained in or incorporated by reference into this prospectus and any “free writing prospectus” is accurate only as of their respective dates. However, our business, financial condition, results of operations and prospects may have changed since those dates. You should read this prospectus, all of the information incorporated by reference into this prospectus and the additional information about us described in the section titled “Where You Can Find More Information” before making your investment decision.

i

About this Prospectus
We are offering to sell, and seeking offers to buy, our common stock only in states where those offers and sales are permitted. No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to the offering and the distribution of this prospectus applicable to those jurisdictions.
Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus assumes that the underwriter will not exercise its option to purchase additional shares of our common stock.
This prospectus includes market size, market share and industry data that we have obtained from internal company surveys, market research, publicly available information and various industry publications. The third-party sources from which we have obtained information generally state that the information contained therein has been obtained from sources believed to be reliable, but we cannot assure you that this information is accurate or complete. We have not independently verified any of the data from third-party sources nor have we verified the underlying economic assumptions relied upon by those third parties. Similarly, internal company surveys, industry forecasts and market research, which we believe to be reliable based upon management’s knowledge of the industry, have not been verified by any independent sources. Our internal company surveys are based on data we have collected over the past several years.
As used in this prospectus, the terms “we,” “our,” “us,” and the “Corporation” refer to Stewardship Financial Corporation and its consolidated subsidiary, Atlantic Stewardship Bank, unless the context indicates otherwise. References to “Bank” refer to Atlantic Stewardship Bank, a wholly owned subsidiary of the Corporation. Currency amounts in this prospectus are stated in U.S. dollars.

Cautionary Note Regarding Forward-Looking Statement
This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of Stewardship Financial Corporation and its wholly owned subsidiary, Atlantic Stewardship Bank. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. Forward-looking statements are not historical facts and are subject to risks and uncertainties. Forward-looking statements are not a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time the statements are made and involve known and unknown risks, uncertainties and other factors that may cause our results, levels of activity, performance or achievements to be materially different from the information expressed or implied by the forward-looking statements in this prospectus. These factors include:

•
changing bank regulatory conditions, policies or programs, whether arising as new legislation or regulatory initiatives, that could lead to restrictions on activities of banks generally, or the Bank in particular, more restrictive regulatory capital requirements, increased costs, including deposit insurance premiums, regulation or prohibition of certain income producing activities or changes in the secondary market for loans and other products;

•	monetary and fiscal policies of the Board of Governors of the Federal Reserve System and the U.S. Government and other government initiatives affecting the financial services industry;

•	results of examinations of us by our regulators, including the possibility that our regulators may, among other things, require us to increase our reserve for loan losses or to write-down assets;

•
failures of or interruptions in the communications and information systems on which we rely to conduct our business could reduce our revenues, increase our costs or lead to disruptions in our business;

•
general economic conditions including employment, whether national or regional, and conditions in the lending markets in which we participate that may hinder our ability to increase lending activities or have an adverse effect on the demand for our loans and other products, our credit quality and related levels of nonperforming assets and loan losses, and the value and salability of the real estate that we own or that is the collateral for our loans;

•	impairment charges with respect to securities;

•	unanticipated costs in connection with new branch openings;

•	acts of war, acts of terrorism, cyber-attacks and natural disasters;

•	fluctuation in interest rates;

•	risks related to the concentration in commercial real estate, commercial business loans and commercial construction loans;

•	concentration of credit exposure;

•	declines in commercial and residential real estate values;

•	inability to manage growth in commercial loans;

•	unexpected loan prepayment volume;

•	unanticipated exposure to credit risks;

•	insufficient allowance for loan losses;

•	competition from other financial institutions;

•	a decline in the levels of loan quality and origination volume;

•	a decline in deposits; and

•	other risk factors included under the heading “Risk Factors” beginning on page 3 and appearing in our Annual Report on Form 10-K for the year ended December 31, 2016.

Some of these and other factors are discussed in this prospectus under the caption “Risk Factors” and elsewhere in this prospectus and in the documents incorporated by reference into this prospectus. The development of any or all of these factors could have an adverse impact on our financial position and our results of operations.
Any forward-looking statements are based upon management’s beliefs and assumptions at the time they are made. We undertake no obligation to publicly update or revise any forward-looking statements included or incorporated by reference in this prospectus or to update the reasons why actual results could differ from those contained in such statements, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking statements discussed in this prospectus or the incorporated documents might not occur, and you should not put undue reliance on any forward-looking statements.

PROSPECTUS SUMMARY
This summary highlights selected information contained in greater detail elsewhere in this prospectus or in the materials incorporated by reference into this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.”

Corporation Overview

Stewardship Financial Corporation (the “Corporation”) is a one bank holding company incorporated under the laws of the State of New Jersey in 1995. The Corporation’s primary business is the ownership and supervision of Atlantic Stewardship Bank, a commercial bank with eleven branches located in the State of New Jersey (the “Bank”).
 The Corporation, through the Bank, conducts a traditional commercial banking business, and offers deposit services including personal and business checking accounts and time deposits, money market accounts and regular savings accounts. The Corporation structures the Bank’s specific products and services in a manner designed to attract the business of the small and medium-sized business and professional community as well as that of individuals residing, working and shopping in Bergen, Morris and Passaic counties, New Jersey. The Bank engages in a wide range of lending activities and offers commercial, consumer, residential real estate, home equity and personal loans.
The Corporation is subject to the supervision and regulation of the Board of Governors of the Federal Reserve System (the “FRB”). The Bank’s deposits are insured by the Federal Deposit Insurance Corporation, an agency of the federal government (the “FDIC”), up to applicable limits. The operations of the Corporation and the Bank are subject to the supervision and regulation of the FRB, the FDIC and the New Jersey Department of Banking and Insurance (the “Department”).
As of March 30, 2017, there were 6,132,774 shares of our common stock outstanding. As of December 31, 2016, we had total assets of $795,535,000, total liabilities of $744,148,000, and shareholders’ equity of $51,387,000.
The principal executive offices of the Corporation are located at 630 Godwin Avenue, Midland Park, New Jersey 07432. Our telephone number is (201) 444-7100 and our website address is http://www.asbnow.com. The information on our website is not part of this prospectus and the reference to our website address does not constitute incorporation by reference of any information on our website into this prospectus.

THE OFFERING
The following is a brief summary of certain terms of this offering.
Issuer	Stewardship Financial Corporation
Securities offered	1,800,000 shares of common stock
Offering price	$ per share
Purchase option	We have granted to the underwriter an option, which is exercisable within 30 days from the day of this prospectus, to purchase up to 270,000 additional shares of common stock.
Securities offered as a percentage of outstanding shares of common stock	29.4%, assuming the underwriter does not exercise its purchase option.(1)
Common shares outstanding after completion of the offering	7,932,774 shares of common stock, assuming the underwriter does not exercise its purchase option. (1)
Use of proceeds
Assuming a public offering price of $8.25 (the last reported sales price of our common stock on April 4, 2017), we expect to receive net proceeds from this offering of approximately $13.3 million, after deducting estimated expenses and underwriting discounts and commissions (or $ 15.4 million if the underwriter exercises in full its option to purchase additional shares.) We intend to use the net proceeds to us generated by this offering to support our organic growth and other general corporate purposes. Although we may, from time to time in the ordinary course of business, evaluate potential acquisition opportunities that we believe are complementary to our business and provide attractive risk-adjusted returns, we do not have any immediate plans, arrangements or understandings relating to any material acquisition. Pending such uses, we intend to invest the net proceeds in shorter-term, investment grade, interest-bearing securities. For additional information, see “Use of Proceeds.”

Dividends
We paid cash dividends of $0.11 per share and $0.08 per share in 2016 and 2015, respectively. We rely on the Bank to pay dividends to us to fund our dividend payments to our shareholders. The Bank’s ability to pay dividends to us will depend primarily upon its earnings, financial condition, and need for funds, as well as applicable governmental policies. In addition, the agreements governing our outstanding subordinated debt prohibits us from paying dividends in the event there shall have occurred and be continuing an event of default thereunder. See “Price Range of Common Stock and Dividend Policy.”

Trading market	Our common stock is listed on the Nasdaq Capital Market.
Trading symbol	SSFN
Risk factors
Investing in our common stock involves a high degree of risk. You should read and consider the information set forth under the heading “Risk Factors” beginning on page 5 and all other information included in this prospectus before deciding to invest in our common stock.

(1) The number of shares of our common stock outstanding after this offering is based on 6,132,774 shares outstanding as of March 30, 2017. The number of shares of our common stock outstanding as of that date does not include 1,006,349 shares reserved for issuance under the Corporation's various stock plans.

SUMMARY OF SELECTED FINANCIAL DATA

The following summary financial information for the fiscal years ended December 31, 2016, 2015, 2014, 2013 and 2012 have been derived from our audited consolidated financial statements, of which our audited consolidated financial statements for the fiscal years December 31, 2016 and 2015 are incorporated by reference into this prospectus. You should not assume the results of operations for any past periods indicate results for any future period. You should read this information in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2016, which is incorporated by reference into this prospectus. See “Where You Can Find More Information.”

	December 31,
	2016	2015	2014	2013	2012
	(Dollars in thousands, except per share amounts)

Selected Balance Sheet Data at Year End:
Total assets	$795,535	$717,888	$693,551	$673,508	$688,388
Total interest-earning assets	759,805	685,141	661,672	640,253	653,603
Total investment securities (including FHLB stock)	154,428	156,700	183,792	196,508	206,631
Total loans, net of allowance for loan loss	595,952	517,556	467,699	424,262	429,832
Total deposits	658,930	604,753	556,476	577,591	590,254
Total borrowings	82,452	63,186	73,917	39,517	39,560
Shareholders' equity	51,387	47,573	58,969	53,779	56,346

Earnings Summary:
Net interest income	$22,572	$21,783	$21,727	$22,758	$23,532
Provision for loan losses	(1,350)	(1,375)	(50)	3,775	9,995
Net interest income after provision for loan losses	23,922	23,158	21,777	18,983	13,537
Noninterest income	3,411	3,493	2,960	3,965	6,389
Noninterest expense	19,902	20,179	20,233	19,838	19,653
Income before income tax expense (benefit)	7,431	6,472	4,504	3,110	273
Income tax expense (benefit)	2,695	2,272	1,419	640	(247)
Net income	4,736	4,200	3,085	2,470	520
Dividends on preferred stock and accretion	—	456	683	633	352
Net income available to common shareholders	$4,736	$3,744	$2,402	$1,837	$168

Common Share Data:
Basic net income	$0.78	$0.62	$0.40	$0.31	$0.03
Diluted net income	0.78	0.62	0.40	0.31	0.03
Cash dividends declared	0.11	0.08	0.05	0.04	0.15
Book value at year end	8.39	7.82	7.29	6.53	6.98
Weighted average shares outstanding (in thousands)	6,110	6,078	6,004	5,937	5,909
Shares outstanding at year end (in thousands)	6,121	6,086	6,035	5,944	5,925

Performance Ratios:
Return on average assets	0.63%	0.60%	0.46%	0.36%	0.07%
Return on average common shareholders' equity	9.43%	8.14%	5.77%	4.54%	0.39%

	December 31,
	2016	2015	2014	2013	2012
	(Dollars in thousands, except per share amounts)
Net interest margin	3.18%	3.30%	3.46%	3.54%	3.59%
Net interest spread	2.96%	3.10%	3.28%	3.34%	3.36%
Yield on average interest-earning assets	3.81%	3.87%	3.96%	4.12%	4.36%
Cost of average interest-bearing liabilities	0.85%	0.77%	0.68%	0.78%	1.00%
Loans to deposits	91.64%	87.04%	85.77%	75.17%	74.62%

Asset Quality:
Total non-accrual loans	$606	$1,882	$3,628	$10,219	$18,011
Other nonperforming assets	$401	$880	$1,308	$451	$1,295
Allowance for loan loss to total loans	1.31%	1.68%	2.01%	2.28%	2.42%
Nonperforming loans to total loans	0.10%	0.36%	0.76%	2.34%	4.14%
Nonperforming assets to total assets	0.13%	0.38%	0.71%	1.58%	2.80%
Net charge-offs (recoveries) to average loans	(0.08)%	(0.12)%	0.06%	1.02%	2.44%

Consolidated Capital Ratios:
Average shareholders' equity as a percentage of average total assets	6.69%	7.98%	8.42%	8.06%	8.33%
Leverage (Tier 1) capital (1)	7.65%	7.67%	9.45%	9.04%	9.09%
Tier 1 risk based capital (2)	9.35%	10.16%	13.04%	13.52%	13.63%
Total risk based capital (2)	13.10%	14.34%	14.30%	14.78%	14.89%

Other Data:
Number of banking centers (including main branch)	11	12	12	13	13
Full time equivalent employees	130	134	140	138	142

(1)	As a percentage of average quarterly assets.

(2)	As a percentage of total risk-weighted assets.

RISK FACTORS

An investment in our common stock involves significant risks. Before making an investment decision to invest in our common stock, you should consider carefully the risk factors included below as well as those discussed under the caption “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, together with all of the other information included in, or incorporated by reference into, this prospectus. The risks and uncertainties described below and in the document referenced above are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also have a material adverse effect on our business, financial condition and results of operations. This prospectus also contains forward-looking statements that involve risks and uncertainties. If any of the matters included in the following information and in our Annual Report on Form 10-K about risk factors were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially and adversely affected. In any such case, you may lose all or a substantial part of your original investment.

RISKS RELATED TO THIS OFFERING AND OWNERSHIP OF OUR COMMON STOCK
The price of our common stock may fluctuate significantly, which may make it difficult for investors to resell shares of common stock at a time or price that they find attractive.

Our stock price may fluctuate significantly as a result of a variety of factors, many of which are beyond our control. In addition to those described under “Cautionary Note Regarding Forward-Looking Statements,” these factors include:

•	actual or anticipated quarterly fluctuations in our operating results and financial condition;

•	changes in financial estimates or recommendations by financial analysts;

•	strategic actions by us or our competitors, such as acquisitions, restructurings, dispositions or financings;

•	fluctuations in the stock price and operating results of our competitors;

•	proposed or adopted regulatory changes or developments;

•	domestic and international economic and political factors unrelated to our performance; and

•	general market conditions and, in particular, developments related to the financial services industry.

Also, in recent years, the stock market has generally experienced significant price and volume fluctuations and the volatility has had a material impact on the market price of securities issued by many companies. These wide fluctuations may have an adverse impact on our stock price irrespective of our operating results. We expect that the market price of our common stock will continue to fluctuate and there can be no assurances about the levels of the market prices for our common stock.

This offering will dilute the ownership percentage of our existing shareholders and the ownership of our common stock may change significantly.

We intend to raise significant capital through this offering. Upon the successful completion of this offering, the ownership percentage of existing shareholders will be diluted unless they purchase shares in the offering in an amount proportional to their existing ownership. In addition, one or more individuals or institutions may seek to acquire a significant percentage of ownership in our common stock in this offering, subject to any applicable regulatory approvals. Those shareholders may have interests that differ from those of our current shareholder base, and they may vote in a way with which our current shareholders disagree.
Trading in our common stock has been moderate which could cause shareholders to not be able to quickly and easily sell their common stock particularly in large quantities.

While our common stock is trading on Nasdaq Capital Market and various brokers offer to make a market in our common stock, trading volume to date has been characterized by relative low trading volume and there can be no assurance that a more active and liquid market for our common stock will develop or can be maintained. As a result, shareholders may find it difficult to sell a significant number of shares of our common stock at the prevailing market price.
Securities analysts may not initiate or continue coverage on our common stock, which could affect the market for our common stock.

The trading market for our common stock will depend in part on the research and reports that securities analysts may publish about us and our business. We do not have any control over these securities analysts, and they may not cover our common stock. If no securities analysts cover our common stock, the lack of research coverage may adversely affect its market price. If we are covered by securities analysts, and our common stock is the subject of an unfavorable report, the price of our common stock may decline. If one or more of these analysts cease to cover us or fail to publish regular reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our common stock to decline.

We have broad discretion in the use of the net proceeds from this offering, and our use of those proceeds may not yield a favorable return on your investment.

We expect to use the net proceeds of this offering for general corporate purposes, which may include, among other things, funding loans and purchasing investment securities through the Bank. We may also use the net proceeds to fund acquisition opportunities, although we have no present plans in that regard. Our management has broad discretion over how these proceeds are used and could spend the proceeds in ways with which you may not agree. In addition, we may not use the proceeds of this offering effectively or in a manner that increases our market value or enhances our profitability. We have not established a timetable for the effective deployment of the proceeds, and we cannot predict how long it will take to deploy the proceeds. Investing the offering proceeds in securities until we are able to deploy the proceeds will provide lower margins than we generally earn on loans, potentially adversely affecting shareholder returns, including earnings per share, return on assets and return on equity.
Our shares of common stock are not an insured deposit and, as such, are subject to loss of entire investment.

The shares of our common stock are not a bank deposit and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.
If we were to issue preferred stock, the rights of holders of our common stock and the value of such common stock could be adversely affected.

Under our Restated Certificate of Incorporation, our Board of Directors is authorized to issue classes or series of preferred stock, without any action on the part of the shareholders. The Board of Directors also has the power, without shareholder approval, to set the terms of any such classes or series of preferred stock, including voting rights, dividend rights and preferences over the common stock with respect to dividends or upon the liquidation, dissolution or winding-up of our business and other terms. Except as described under the section captioned “Underwriting,” we are not restricted from issuing additional securities. If we issue preferred stock in the future that has a preference over the common stock with respect to the payment of dividends or upon liquidation, dissolution or winding-up, or if we issue preferred stock with voting rights that dilute the voting power of the common stock, the rights of holders of the common stock or the value of the common stock would be adversely affected.

We may issue additional shares of common or preferred stock in the future, which could dilute existing shareholders.

Our Restated Certificate of Incorporation authorizes our Board of Directors, generally without shareholder approval, to, among other things, issue additional shares of common stock or preferred stock. Except as described under the section captioned “Underwriting,” we are not restricted from issuing additional securities including additional common stock and securities convertible into or exchangeable for, or that represent rights to receive, common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future offerings, or the prices at which such offerings may be effected. The issuance of any additional shares of common or preferred stock could be dilutive to a shareholder’s ownership of our common stock. To the extent that we issue options or warrants to purchase common stock in the future and the options or warrants are exercised, our shareholders may experience further dilution. In addition, we may issue preferred stock that is convertible into shares of our common stock, and upon conversion would result in our common shareholders’ ownership interest being diluted. Holders of shares of our common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, shareholders may not be permitted to invest in future issuances of common or preferred stock. We and the Bank are required by federal and state regulatory authorities, as applicable, to maintain adequate levels of capital to support our operations. Accordingly, regulatory requirements and/or deterioration in our asset quality may require us to sell common stock to raise capital under circumstances and at prices which result in substantial dilution.

If we default on our outstanding indebtedness, we will be prohibited from paying dividends or distributions on our common stock.
As of December 31, 2016, we had $23.6 million aggregate principal amount of indebtedness outstanding, consisting of a subordinated debenture in the principal amount of $7.0 million scheduled to mature in 2033 and $16.6 million aggregate principal amount of 6.75% Fixed-to-Floating Rate Subordinated Notes due 2025. The agreements under which our indebtedness was issued prohibit us from paying any dividends on our common stock or making any other distributions to our shareholders at any time when there shall have occurred and be continuing an event of default under the applicable agreement.
Events of default generally consist of, among other things, our failure to pay any principal or interest on the subordinated debenture or subordinated notes, as applicable, when due, our failure to comply with certain agreements, terms and covenants under the agreement (without curing such default following notice), and certain events of bankruptcy, insolvency or liquidation relating to us.
If an event of default were to occur and we did not cure it, we would be prohibited from paying any dividends or making any other distributions to our shareholders or from redeeming or repurchasing any of our common stock, which would likely have a material adverse effect on the market value of our common stock. Moreover, without notice to or consent from the holders of our common stock, we may enter into additional financing arrangements that may limit our ability to purchase or to pay dividends or distributions on our common stock.

USE OF PROCEEDS

Assuming a public offering price of $8.25 (the last reported sales price of our common stock on April 4, 2017), we estimate that the net proceeds to us from the sale of our common stock in this offering after expenses will be approximately $13.3 million, or approximately $15.4 million if the underwriter elects to exercise in full its purchase option.

We intend to use the net proceeds to us generated by this offering to support our organic growth and other general corporate purposes. From time to time, in the ordinary course of our business, we evaluate potential acquisition opportunities that may be complementary to our business and provide attractive risk-adjusted returns; however, we do not have any immediate plans, arrangements or understandings relating to any material acquisition. Pending such uses, we intend to invest the net proceeds in short-term, investment grade, interest-bearing securities.

CAPITALIZATION

The following table sets forth our capitalization at December 31, 2016, and is presented on a historical basis and on a pro forma basis, as if the offering had been completed as of December 31, 2016 assuming the sale of shares of common stock at the public offering price of $ per share and that the underwriter’s purchase option is not exercised, resulting in net proceeds from the offering of approximately $ after deducting underwriting commissions and estimated expenses. The following information should be read in conjunction with our consolidated financial statements for the year ended December 31, 2016, and the notes thereto, included in our Annual Report on Form 10-K for the year ended December 31, 2016, incorporated by reference herein.

	December 31, 2016
	Actual	As Adjusted
	(Audited)	(Unaudited)
	(Dollars in thousands)
Long-Term Debt:

Subordinated Debentures and Subordinated Notes	$23,252	$23,252

Stockholders’ Equity:

Common Stock, no par value, 10,000,000 shares authorized, 6,121,329 shares issued and outstanding at December 31, 2016 actual, and , as adjusted	$41,626	$
Retained Earnings	11,082
Accumulated Other Comprehensive Loss, Net	(1,321)	(1,321)
Total Shareholders’ Equity	$51,387	$

Capital Ratios for the Company(1)
Leverage (Tier 1) Capital (2)	7.65%	%
Tier 1 Risk Based Capital (3)	9.35%	%
Total Risk Based Capital (3)	13.10%	%
_____________________

(1)	The as adjusted capital ratios assume the initial deployment of the net proceeds of the offering in short term investments carrying a 20% risk weighting under applicable regulations.
(2)	As a percentage of average quarterly assets.
(3)	As a percentage of total risk-weighted assets.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock trades on the Nasdaq Capital Market under the symbol “SSFN”. As of March 17, 2017, there were approximately 1,000 shareholders of record of our common stock. The actual number of common shareholders is greater than the number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in “street name” by brokers and other nominees.

    On April 4, 2017, the last reported closing sales price of our common stock was $8.25 per share. The following table sets forth the quarterly high and low sale prices of the common stock as reported on the Nasdaq Capital Market for the quarterly periods presented and cash dividends declared and paid in the quarterly periods presented. The prices below reflect inter-dealer prices, without retail markup, markdown or commissions, and may not represent actual transactions.

	Sales Price		Cash
	High	Low	Dividend

Year Ended December 31, 2017
Second Quarter (through April 4, 2017)	$9.00	$8.25
First Quarter	9.95	8.31	$0.03

Year Ended December 31, 2016
Fourth Quarter	$10.20	$7.40	$0.03
Third Quarter	8.00	6.44	0.03
Second Quarter	6.65	5.51	0.03
First Quarter	6.10	5.56	0.02

Year Ended December 31, 2015
Fourth Quarter	$6.48	$5.41	$0.02
Third Quarter	6.35	5.48	0.02
Second Quarter	6.50	5.53	0.02
First Quarter	5.96	4.50	0.02

The amount of future dividends, if any, will be determined by our Board of Directors and will depend on our earnings, most of which are generated by the Bank, our financial condition and other factors considered by our Board of Directors to be relevant.

We rely on the Bank to pay dividends to us to fund our dividend payments to our shareholders. The Bank’s ability to pay dividends to us will depend primarily upon its earnings, financial condition, and need for funds, as well as applicable governmental policies. Even if the Bank has earnings in an amount sufficient to distribute cash to us to enable us to pay dividends to our shareholders, the Bank’s board of directors may determine to retain earnings for the purpose of funding the Bank’s growth. The Bank generally pays us a dividend to provide funds for debt service on our outstanding indebtedness, dividends that we pay our shareholders, stock repurchases and other expenses.

Under the New Jersey Banking Act, the Bank may not pay a cash dividend unless, following the payment of such dividend, the capital stock of the Bank will be unimpaired and (i) the Bank will have a surplus of no less than 50% of its capital stock or (ii) the payment of such dividend will not reduce the surplus of the Bank. In addition, the Bank cannot pay dividends if doing so would reduce its capital below the regulatory imposed minimums.

As of December 31, 2016, we had $23.6 million aggregate principal amount of indebtedness outstanding, consisting of a subordinated debenture in the principal amount of $7.0 million scheduled to mature in 2033 and $16.6 million aggregate principal amount of 6.75% Fixed-to-Floating Rate Subordinated Notes due 2025. The agreements under which our indebtedness was issued prohibit us from paying any dividends on our common stock or making any other distributions to our shareholders at any time when there shall have occurred and be continuing an event of default under the applicable agreement.

Events of default generally consist of, among other things, our failure to pay any principal or interest on the subordinated debenture or subordinated notes, as applicable, when due, our failure to comply with certain agreements, terms and covenants under the agreement (without curing such default following notice), and certain events of bankruptcy, insolvency or liquidation relating to us.
If an event of default were to occur and we did not cure it, we would be prohibited from paying any dividends or making any other distributions to our shareholders or from redeeming or repurchasing any of our common stock, which would likely have a material adverse effect on the market value of our common stock. Moreover, without notice to and consent from the holders of our common stock, we may enter into additional financing arrangements that may limit our ability to purchase or to pay dividends or distributions on our common stock.

We paid cash dividends of $0.11 per share and $0.08 per share in 2016 and 2015, respectively. We did not repurchase any shares of our common stock during the years ended December 31, 2016 and 2015.

DESCRIPTION OF CAPITAL STOCK

Our common stock, no par value per share, is traded on the Nasdaq Capital Market under the symbol “SSFN.” We currently have 10,000,000 shares of common stock authorized and, as of March 30, 2017, we had 6,132,774 shares of common stock issued and outstanding. Our Board of Directors also has the authority to issue 2,500,000 shares of preferred stock, none of which shares are currently issued or outstanding.
The following description of our capital stock is a summary only and is qualified in its entirety by reference to our Restated Certificate of Incorporation, as amended, and Amended and Restated By-laws, which are included as Exhibits 3(i).1 and 3(i).2 and 3(ii) to this registration statement, respectively.
General

All outstanding shares of our common stock are fully paid and non-assessable. There are no redemption or sinking fund provisions that apply to our common stock.

Dividend and Liquidation Rights

Subject to preferences to which holders of any series of outstanding preferred shares may be entitled, holders of our common stock are entitled to dividends if, as and when determined by our Board of Directors in its sole discretion out of funds lawfully available for the payment of dividends. Holders of our common stock are also entitled, upon our liquidation, dissolution or winding up, and after claims of creditors and the preferences of any class or series of preferred stock outstanding at the time of liquidation, dissolution or winding up, to receive pro rata our net assets, if any. Any series of preferred stock when issued will have, preference over our common stock with respect to the payment of dividends and the distribution of assets in the event of our liquidation, dissolution or winding up.

Voting Rights

Holders of our common stock are entitled to one vote for each share that they hold on all matters submitted to a vote of our common shareholders, except as otherwise required by law. The holders of our common stock vote together with the holders of any outstanding preferred stock, if any, as a single class on all matters. Except as otherwise provided in law or by our Certificate of Incorporation, a quorum for a meeting of shareholders is a majority of the outstanding shares. The holders of our common stock have no cumulative voting rights.

Transfer Agent

The transfer agent and registrar for our common stock is Computershare Limited.

Anti-Takeover Provisions

Provisions of our Restated Certificate of Incorporation may have anti-takeover effects. These provisions may discourage, delay, defer or prevent a tender offer or takeover that a shareholder might consider to be in such shareholder’s best interest. The effect of these provisions is discussed briefly below.

Authorized Stock

Our Restated Certificate of Incorporation authorizes the issuance of 10,000,000 shares of common stock and 2,500,000 shares of preferred stock. These shares of common stock and preferred stock provide our Board of Directors with as much flexibility as possible to effect, among other things, transactions, financings, acquisitions, stock dividends, stock splits and the exercise of employee stock options. However, these additional authorized shares may also be used by the Board of Directors, consistent with its fiduciary duties, to deter future attempts to gain control of us. See “Anti-Takeover Provisions - Blank Check Preferred Stock” below.
Blank Check Preferred Stock

The 2,500,000 shares of preferred stock that the Corporation is authorized to issue under our Restated Certificate of Incorporation are typically referred to as “blank check” preferred stock. This refers to stock for which the rights and restrictions may be determined by the board of directors of a corporation without the need for further action of the shareholders of the Corporation. Our Restated Certificate of Incorporation authorizes the Corporation’s Board of Directors to so designate and issue a new series of preferred stock without further shareholder action. The Board of Directors has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the Board of Directors has the power, to the extent consistent with its fiduciary duties, to issue a series of preferred stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third party seeks control of us and thereby assist members of management to retain their positions.
Classification of the Board of Directors

Our Restated Certificate of Incorporation currently provides that our Board of Directors is divided into three classes, as nearly identical in number as the then total number of directors constituting the entire Board of Directors permits, with one class elected annually to serve for a term of three years. This classification of our Board of Directors may have the effect of making it more difficult for shareholders to change the composition of our Board of Directors whether or not a change in the composition of the Board of Directors may be viewed as beneficial to the Corporation. It may also discourage a takeover of the Corporation because a shareholder with a majority interest in the Corporation may have to wait for at least two consecutive annual meetings of shareholders to elect a majority of the members of our Board of Directors. In addition, our Certificate of Incorporation provides that none of the members of the Board of Directors may be removed by the shareholders of the Corporation without cause and “cause” is defined to mean (i) conviction of a felony, (ii) declaration by order of a court that the director is of unsound mind, or (iii) gross abuse of trust which is proven by clear and convincing evidence to have been committed in bad faith.
Shareholder Vote on Certain Transactions

Our Restated Certificate of Incorporation provides that no merger, consolidation, nor any action which would result in the disposition of all or substantially all of the assets of the Corporation shall be valid unless first approved by the affirmative vote of the holders of record of 80% of the outstanding shares of capital stock of the Corporation entitled to vote thereon, provided, however that if any such action has been approved prior to the vote of the shareholders by a majority of the Corporation’s Board of Directors, the affirmative vote of the holders of a majority of the outstanding shares of capital stock then entitled to vote on such matters shall be required. This provision in our Restated Certificate of Incorporation may not be amended except by the affirmative vote of the holders of record of 80% of the outstanding shares of capital stock of the Corporation entitled to vote. This provision may also have the effect of making it more difficult for shareholders to effect a takeover of our Corporation.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus in an underwritten offering through Sandler O’Neill & Partners, L.P. (“Sandler”). We have entered into an underwriting agreement with Sandler, dated , 2017. Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to the underwriter and the underwriter has agreed to purchase, at the public offering price less the underwriting discount set forth on the cover page of this prospectus, all of the number of shares of common stock being offered by this prospectus.
The underwriting agreement provides that the underwriter’s obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us are true and our agreements have been performed;

•	there is no material adverse change in the financial markets or in our business; and

•	we deliver customary closing documents.

Subject to these conditions, the underwriter is committed to purchase and pay for all shares of our common stock offered by this prospectus, if any such shares are taken. However, the underwriter is not obligated to take or pay for the shares of our common stock covered by the underwriter’s purchase option described below, unless and until such option is exercised.

Purchase Option

We have granted the underwriter an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of 270,000 additional shares of common stock at the public offering price, less the underwriting discount set forth on the cover page of this prospectus. We will be obligated to sell these shares of common stock to the underwriter to the extent such option is exercised.
Commissions and Expenses
The underwriter proposes to offer the shares of our common stock directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price, less a concession not in excess of $ per share. After the public offering of the shares of our common stock, the underwriter may change the public offering price, concessions and other selling terms.
The following table shows the per share and total underwriting discount that we will pay to the underwriter and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase additional shares of our common stock.

	Per Share	Total Without Exercise of Underwriter’s Option	Total With Exercise of Underwriter’s Option
Public offering price	$	$	$
Underwriting discount
Proceeds to us, before expenses

We estimate that our offering expenses, excluding the underwriting discount, will be approximately $620,000, and those expenses are payable by us. We have also agreed to reimburse the underwriter for certain expenses incurred by them in connection with this offering.

Lock-Up Agreement

We, and each of our directors and executive officers, have agreed, for a period of 90 days after the date of this prospectus, not to, without the prior written consent of the underwriter, directly or indirectly offer, pledge, sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, file, or cause to be filed, any registration statement under the Securities Act with respect to any of the foregoing or enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise.

Indemnification and Contribution

We have agreed to indemnify the underwriter, and persons who control the underwriter, against certain liabilities, including liabilities under the Securities Act, and to contribute to the payments the underwriter may be required to make in respect of those liabilities.

Stabilization
In connection with this offering, the underwriter may engage in stabilizing transactions, over-allotment transactions and syndicate covering transactions.

•
Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or slowing down a decline in the market price of the common stock while the offering is in progress.

•
Over-allotment transactions involve sales by the underwriter of shares of common stock in excess of the number of shares the underwriter is obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriter is not greater than the number of shares that they may purchase in the purchase option. In a naked short position, the number of shares involved is greater than the number of shares in the purchase option. The underwriter may close out any short position by exercising its purchase option and/or purchasing shares in the open market.

•
Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the purchase option. If the underwriter sells more shares than could be covered by exercise of the purchase option and, therefore, has a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

These stabilizing transactions and syndicate covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriter make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected in the Nasdaq Capital Market or otherwise and, if commenced, may be discontinued at any time.
Passive Market Making

In connection with this offering, the underwriter may engage in passive market making transactions in our common stock on The Nasdaq Global Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution of this offering. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriter is not required to engage in passive market making and may end passive market making activities at any time.
Our Relationship with the Underwriter

The underwriter and its affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates and have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of its business activities, the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for its own account and for the accounts of its customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriter and its affiliates may make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that it acquires, long and/or short positions in such securities and instruments.

Our common stock is being offered by the underwriter, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriter and other conditions.

LEGAL MATTERS

The legality of the issuance of the shares offered in this prospectus will be passed on for us by McCarter & English, LLP, Newark, New Jersey. Holland & Knight LLP, Washington, D.C., will pass upon certain legal matters for Sandler O’Neill & Partners, L.P.

EXPERTS

The consolidated financial statements of Stewardship Financial Corporation and Subsidiary as of December 31, 2016 and 2015, and for the years then ended, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other documents with the SEC. You may read and copy, as prescribed rates, any document we have filed with the SEC at its Public Reference Room located at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by call the SEC at 1-800-SEC-0330. We also file these documents with the SEC electronically. You can access the electronic versions of these filings on the SEC’s internet website found at http://www.sec.gov, or at our internet website at http://ir.asbnow.com/Documents.

This prospectus is part of a registration statement on Form S-1 that we have filed with the SEC pursuant to the Securities Act with respect to the offer, issuance and sale of the shares of our common stock being hereby. The registration statement contains more information than this prospectus regarding us including certain exhibits. For further information with respect to us and the shares of our common stock to be sold in this offering, we make reference to the registration statement which you can obtain from the SEC at the address listed above or from the SEC’s website.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
The SEC allows us to incorporate by reference the information into this prospectus that we have filed with the SEC (file number 001-33377). This means that we can disclose important information to you by referring you to another document that we file separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus. The information in this prospectus supersedes information that we have filed with the SEC prior to the date of this prospectus. We have previously filed the following document with the SEC and incorporate it by reference into this prospectus:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2016

•	our Definitive Proxy Statement for our Annual Meeting of Shareholders filed April 3, 2017

•
our Current Report on Form 8-K filed with the SEC on February 24, 2017 disclosing Item 5.02 - Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers information

All documents that we file with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the effective date of this Registration Statement. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (other than current reports or portions thereof furnished under Items 2.02, 7.01 or 8.01 of Form 8-K, unless specifically incorporated herein), as well as proxy statements. The information incorporated by reference contains information about us and our financial condition and is an important part of this prospectus. Information incorporated by reference from later filed documents supersedes information that is included in this prospectus or is incorporated by reference from earlier documents, to the extent they are inconsistent.
You can obtain a copy of any documents which are incorporated by reference in this prospectus, including exhibits that are specifically incorporated by reference into those documents, at no cost, by writing or telephoning us at 630 Godwin Avenue, Midland Park, New Jersey 07432, telephone number 1- 201-444-7100. You may also obtain these documents from our internet website at http://ir.asbnow.com/Documents.

Nothing in this prospectus shall be deemed to incorporate information deemed furnished but not filed with the SEC. Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

1,800,000 Shares of Common Stock

PROSPECTUS

_____________, 2017

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
Estimated expenses, other than underwriting discounts and commissions, of the sale of the registrant’s common stock are as follows:

SEC registration fee	$1,999.28
FINRA filing fee	3,087.50
Nasdaq listing fees and expenses	23,000.00
Printing fees and expenses	15,000.00
Registrant’s legal fees and expenses	225,000.00
Underwriter’s legal fees and expenses	170,000.00
Accounting fees and expenses	175,000.00
Miscellaneous expenses	6,913.22
Total	$620,000.00

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
Section 3-5 of Title 14A of the New Jersey Business Corporation Act (the “NJBCA”) empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a corporate agent (i.e., a director, officer, employee or agent of the corporation or a person serving at the request of the corporation as a director, officer, trustee, employee or agent of another corporation or enterprise), against reasonable costs (including attorneys’ fees), judgments, fines, penalties and amounts paid in settlement incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.
Our Restated Certificate of Incorporation provides that we shall indemnify our officers, directors, employees and agents and former officers, directors, employees and agents, and any other persons serving at our the request as an officer, director, employee or agent of another corporation, association, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) incurred in connection with any pending or threatened action, suit, or proceeding, whether civil, criminal, administrative or investigative, with respect to which such officer, director, employee, agent or other person is a party, or is threatened to be made a party, to the fullest extent permitted by the New Jersey Business Corporation Act. The indemnification provided herein (i) is not to be deemed exclusive of any other right to which any person seeking indemnification may be entitled under any by-law, agreement, or vote of shareholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in any other capacity, and (ii) inures to the benefit of the heirs, executors, and the administrators of any such person. We have the power, but shall not the obligation, to purchase and maintain insurance on behalf of any of the enumerated persons against any liability asserted against or incurred by them or any of them arising out of their status as corporate directors, officers, employees, or agents whether or not we would have the power to indemnify them against such liability.
Officers and directors of our company are insured, subject to certain exclusions and deductible and maximum amounts, against loss from claims arising in connection with their acting in their respective capacities, which include claims under the Securities Act.
Our Restated Certificate of Incorporation also provides that we shall, from time to time, reimburse or advance to any person referred to in the indemnification section the funds necessary for payment of expenses, including attorneys' fees, incurred in connection with any action, suit or proceeding referred to in this article, upon receipt of a written undertaking by or on behalf of such person to repay such amount(s) if a judgment or other final adjudication adverse

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to the director or officer establishes that the director's or officer's acts or omissions (i) constitute a breach of the director's or officer's duty of loyalty to us or our shareholders, (ii) were not in good faith, (iii) involved a knowing violation of law, (iv) resulted in the director or officer receiving an improper personal benefit, or (v) were otherwise of such a character that New Jersey law would require that such amount(s) be repaid.
Finally, our ability to provide indemnification to our directors and officers is limited by federal banking laws and regulations, including, but not limited to, 12 U.S.C. 1828(k).
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under any of the foregoing provisions, in the opinion of the Securities and Exchange Commission, that indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.
In the third quarter of 2015, the Corporation issued $16.6 million in aggregate principal amount of fixed rate subordinated notes to certain institutional accredited investors. The transaction did not involve any underwriters, underwriting discounts or commissions, or any public offering, and we believe the transactions were exempt from the registration requirements of the Securities Act in reliance on Section 4(a)(2) and Regulation D thereof, as transactions by an issuer not involving a public offering.
ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
(a)     Exhibits: The list of exhibits set forth under “Exhibit index” at the end of this registration statement is incorporated herein by reference.
(b)     Financial Statement Schedules: None.
ITEM 17. UNDERTAKINGS.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The registrant hereby further undertakes that:
(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497 (h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and
(2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offering, and the offering of such securities at that time shall be deemed to be the initial bona fide offering hereof.

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SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Midland Park, New Jersey, on the 4th day of April, 2017.
STEWARDSHIP FINANCIAL CORPORATION
By: /s/ PAUL VAN OSTENBRIDGE
Paul Van Ostenbridge
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities on the 4th day of April, 2017.

Name	Title	Date

/s/ Paul Van Ostenbridge	Chief Executive Officer	April 4, 2017
Paul Van Ostenbridge	and Director
(Principal Executive Officer)

/s/ Claire M. Chadwick	Chief Financial Officer	April 4, 2017
Claire M. Chadwick	(Principal Financial Officer and
(Principal Accounting Officer)

*	Director	April 4, 2017
Wayne Aoki

*	Chairman	April 4, 2017
Richard W. Culp

*	Director	April 4, 2017
William Hanse

*	Director	April 4, 2017
Margo Lane

*	Director	April 4, 2017
John C. Scoccola

Name	Title	Date

*	Director	April 4, 2017
John L. Steen

*	Secretary and Director	April 4, 2017
Robert Turner

*	Director	April 4, 2017
William J. Vander Eems

*	Director	April 4, 2017
Michael Westra

*	Vice Chairman	April 4, 2017
Howard Yeaton

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*    Claire M. Chadwick, by signing her name hereto, does hereby sign this document on behalf of each of the above-named directors of the Registrant pursuant to powers of attorney duly executed by such persons.

By: /s/ Claire M. Chadwick
Claire M. Chadwick
Attorney-in-Fact

Exhibit
Number	Description of Exhibits
1.1	Form of Underwriting Agreement

3(i).1	Restated Certificate of Incorporation of Stewardship Financial Corporation (1)

3(i).2	Certificate of Amendment to the Certificate of Incorporation of Stewardship Financial Corporation (2)

3(ii)	Amended and Restated By-Laws of Stewardship Financial Corporation (3)

4.1	Form of 6.75% Subordinated Note dated as of August 28, 2015 issued by Stewardship Financial Corporation (4)

5.1	Opinion of McCarter & English, LLP†

10.1	Stewardship Financial Corporation 1995 Employee Stock Purchase Plan (5)

10.2	Amended and Restated Director Stock Plan (6)

10.3	Stewardship Financial Corporation Dividend Reinvestment Plan, as amended and restated effective May 21, 2015 (7)

10.4	Stewardship Financial Corporation 2010 Stock Incentive Plan (8)

10.5	Subordinated Note Purchase Agreement dated as of August 28, 2015 between the Corporation and the Purchasers identified therein (9)

10.6	Change in Control Severance Agreement dated November 12, 2013 between the Corporation and Paul Van Ostenbridge (10)

10.7	Change in Control Severance Agreement dated November 12, 2013 between the Corporation and Claire M. Chadwick (11)

10.8	Change in Control Severance Agreement dated March 26, 2015 between the Corporation and Peter Ameen (12)

10.9	Change in Control Severance Agreement dated March 21, 2017 between the Corporation and William S. Clement (13)

10.10	Change in Control Severance Agreement dated March 21, 2017 between the Corporation and Julie E. Holland (14)

10.11	Change in Control Severance Agreement dated March 21, 2017 between the Corporation and James H. Shields (15)

10.12	Change in Control Severance Agreement dated March 21, 2017 between the Corporation and Gail K. Tilstra (16)

21.0	Subsidiaries of the Registrant (17)

23.0	Consent of KPMG LLP

23.1	Consent of McCarter & English, LLP (contained in Exhibit 5.1)

24.1	Power of Attorney†

__________________________________
†    Previously filed.

(1)    Incorporated by reference from Exhibit 3(i).1 to the Corporation’s Quarterly Report on Form 10-Q, filed on May 15, 2009.
(2)    Incorporated by reference from Exhibit 3.1 to the Corporation’s Current Report on Form 8-K, filed on September 7, 2011.
(3)    Incorporated by reference from Exhibit 3.1(i) to the Corporation’s Annual Report on Form 10-K, filed on March 28, 2013.
(4)    Incorporated by reference to Exhibit 4.1 to the Corporation’s Current Report on Form 8-K filed with the SEC on September 1, 2015.
(5)    Incorporated by reference from Exhibit 4(c) to the Corporation’s Registration Statement on Form S-8, Registration No. 333-20793, filed on January 31, 1997.
(6)    Incorporated by reference from Exhibit 10(viii) to the Corporation’s Annual Report on Form 10-KSB, filed on March 31, 1999.
(7)    Incorporated by reference from Exhibit 4.2 to the Corporation’s Registration Statement on Form S-3D, Registration No. 333-204352, filed May 21, 2015.
(8)    Incorporated by reference from Exhibit 10.1 to the Corporation’s Current Report on Form 8-K, filed on May 19, 2010.
(9)    Incorporated by reference to Exhibit 10.1 to the Corporation’s Current Report on Form 8-K filed with the SEC on September 1, 2015.
(10)    Incorporated by reference from Exhibit 10.1 to the Corporation’s Quarterly Report on Form 10-Q, filed on November 13, 2013.
(11)    Incorporated by reference from Exhibit 10.2 to the Corporation’s Quarterly Report on Form 10-Q, filed on November 13, 2013.
(12)    Incorporated by reference from Exhibit 10.13 to the Corporation’s Annual Report on Form 10-K, filed on March 27, 2015.
(13)    Incorporated by reference from Exhibit 10.9 to the Corporation’s Annual Report on Form 10-K, filed on March 22, 2017.
(14)    Incorporated by reference from Exhibit 10.10 to the Corporation’s Annual Report on Form 10-K, filed on March 22, 2017.
(15)    Incorporated by reference from Exhibit 10.11 to the Corporation’s Annual Report on Form 10-K, filed on March 22, 2017.
(16)    Incorporated by reference from Exhibit 10.12 to the Corporation’s Annual Report on Form 10-K, filed on March 22, 2017.
(17)    Incorporated by reference from Exhibit 21.0 to the Corporation’s Annual Report on Form 10-K, filed on March 22, 2017.